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SEC FILE NUMBER
8 - 46718

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 23 2010
BRANCH OF REGISTRATIONS AND
03 EXAMINATIONS

NAME OF BROKER DEALER:

C. P. EATON PARTNERS, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 ROWAYTON AVENUE
(No. And Street)

ROWAYTON, (City) CT (State) 06853 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAWN RINALDI (203) 831-2970
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, DAWN M. RINALDI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.P. EATON PARTNERS, LLC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

My commission expires 8/31/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
C.P. Eaton Partners, LLC and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of C.P. Eaton Partners, LLC & Subsidiaries (the "Company") as of December 31, 2009, and the related consolidated statements of income, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of C.P. Eaton Partners, LLC & Subsidiaries as of December 31, 2009, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 15 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fulvio & Associates LLP

New York, New York
February 26, 2010

C.P. EATON PARTNERS, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 2,211,270
Fees receivable (net of allowance for doubtful accounts of $1,936,605)	34,630,878
Property and equipment (net of accumulated depreciation of $214,604)	591,115
Other assets	712,047
TOTAL ASSETS	$ 38,145,310

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts payable	$ 127,835
Accrued expenses	484,975
Interest of minority partners in CPE LLP	3,985
Commissions payable	17,653,313
TOTAL LIABILITIES	18,270,108
Members' capital	19,875,202
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 38,145,310

The accompanying notes are an integral part of these consolidated financial statements.

C.P. EATON PARTNERS, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Fee income	$ 17,041,950
TOTAL REVENUES	17,041,950
Operating Expenses:	
General and administrative expenses	7,300,330
Service fees	3,906,848
Commissions	3,307,833
Bad debt expense	1,784,813
Depreciation and amortization	159,379
TOTAL EXPENSES	16,459,203
Operating income	582,747
Interest income	2,539,947
Loss on foreign currency	(19,712)
Income before income taxes	3,102,982
Income tax	(107,501)
NET INCOME	2,995,481
Foreign currency translation	(27,161)
COMPREHENSIVE INCOME	$ 2,968,320

The accompanying notes are an integral part of these consolidated financial statements.

C.P. EATON PARTNERS, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2009

Members' Capital at January 1, 2009	$ 46,353,247
Reclassification to commission payable	(14,314,890)
Reclassification from commission payable	787,826
Contributions	507,350
Distributions	(16,426,651)
Comprehensive Income	2,968,320
Members' Capital at December 31, 2009	$ 19,875,202

The accompanying notes are an integral part of these consolidated financial statements.

C.P. EATON PARTNERS, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,995,481
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization and depreciation	159,379
(Increase) decrease in operating assets:	
Fees receivable	23,485,848
Other assets	(331,036)
Increase (decrease) in operating liabilities:	
Commissions payable	(9,571,144)
Accounts payable and accrued expenses	(982,013)
Net cash provided by operating activities	15,756,515
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(150,049)
Net cash used by investing activities	(150,049)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net capital return to minority interest partners in CPE LLP	(7,958)
Contribution	507,350
Distributions	(16,426,651)
Net cash used by financing activities	(15,927,259)
EFFECT OF EXCHANGE RATE CHANGES	60,635
NET DECREASE IN CASH	(260,158)
CASH, BEGINNING OF YEAR	2,471,428
CASH, END OF YEAR	$ 2,211,270
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Taxes paid	$ 108,861
Non cash financial activities:	
Reclassification of members' interest to commission payable	$ 14,314,890
Commission payable contributed to members' capital	$ 787,826

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. ORGANIZATION AND BUSINESS

C.P. Eaton Partners, LLC ("CPE Partners") is a limited liability company established in the State of Connecticut. CPE Partners is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). CPE Partners' business activities include raising capital from institutional investors for investment funds or advisors and consulting services to Registered Investment Advisors. CPE Partners operates from offices in Connecticut, California and China.

CPE (LTD) Limited ("CPE (LTD)") is a wholly owned Subsidiary of CPE Partners. CPE (LTD) is a private limited company incorporated under the laws of the United Kingdom with an office in London, England. CPE (LTD) was formed to establish a European presence to further market the activities of CPE Partners.

On February 1, 2008, CPE (LTD) formed C.P. Eaton Partners (UK) LLP ("CPE LLP") to conduct its operations in London, England and in September 2009, amended it. CPE (LTD) owns 95% of the partnership interest in CPE LLP and the balance of 5% to minority partners. CPE LLP is registered with the Financial Services Authority (the "FSA"). CPE Partners, CPE (LTD) and CPE LLP are herein referred to as the "Company".

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company. All significant intercompany transactions and balances have been eliminated in consolidation. The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates include assessing the collectability of fee receivables and other assets. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Translation of Foreign Financial Statements

The assets and liabilities of the CPE (LTD) and CPE LLP are translated into U.S. dollars at exchange rates as of the date of the consolidated statement of financial condition. Revenues and expenses are translated into U.S. dollars at the average of the rates prevailing during the period. Adjustments resulting from translating foreign functional currency financial statements are reported as foreign currency translation in the consolidated statement of income.

Minority Interest

The percentage of the Company owned by third parties is presented as interest of minority partners in CPE LLP on the consolidated statement of Financial Condition and was $3,985 as of December 31, 2009. Net income or loss is allocated to the minority partners of CPE LLP in accordance with a service agreement between CPE Partners and CPE LLP. The minority partners were allocated 99% of the net income of CPE LLP in 2009.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. As of December 31, 2009, the Company had cash and cash equivalent balances at four major commercial banks. At times the Company maintains over $250,000 in the bank accounts which is in excess of federally insured (FDIC) amounts.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Fees are recognized when services are completed and the revenues are reasonably determinable, unless the service is rendered on a contingent fee basis in which case revenues are recognized upon satisfaction of the contingency.

Income Taxes

CPE Partners is a Limited Liability Corporation for U.S. federal and state income tax reporting. The members are responsible for the payment of income taxes. CPE Partners uses the cash method for income tax reporting and the accrual basis for financial reporting. The Company's China division is subject to certain local taxes. CPE (LTD) is a limited company is subject to certain taxes based on income in accordance with laws of the United Kingdom. The members of CPE LLP are responsible for the payment of income taxes.

In accordance with FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("ASC 740") the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption.

Depreciation and Amortization

Property and equipment are stated at cost. Depreciation and amortization is computed using the straight-line method over the following estimated useful lives:

Leasehold improvements	Life of lease
Furniture and fixtures	7 years
Office equipment	5 years
Computer hardware and software	3 years

NOTE 3. FEES RECEIVABLE

Fees receivable are contractually due to be paid to the Company (Net of bad debt) as follows:

2010	$ 19,304,120
2011	13,654,846
2012	1,243,912
2013	428,000
	$ 34,630,878

The Company has complied with the provisions of the FINRA's Notice to Members 84-48 with respect to concession receivables where a corresponding commission payable exists. Accordingly, as of December 31, 2009, $17,601,313 of fees receivable have been included in the computation of net capital.

The Company performs periodic credit evaluations of its customer's financial condition. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information. To date, such losses, if any, have been within management's expectations. At December 31, 2009 an allowance of $1,936,605 for doubtful accounts was established.

NOTE 4. PROPERTY AND EQUIPMENT

At December 31, 2009, property and equipment consists of the following:

Leasehold improvement	$	392,417
Furniture & fixtures		146,994
Computer hardware		123,316
Office equipment		73,294
Computer software		69,698
Total		805,719
Less accumulated amortization & depreciation		(214,604)
	$	591,115

Depreciation expense for the year ended December 31, 2009 was $159,379.

NOTE 5. COMMISSIONS PAYABLE

CPE Partners has commission arrangements with former members, employees and outside consultants (the "Consultants"). The arrangements provide for payments to be made to the Consultants when and if CPE Partners receives payment from the associated clients. As of December 31, 2009, commission payable amounted to $17,653,313.

Commissions payable are due to be paid, subject to collection by CPE Partners of the related fee receivables, as follows:

2010	$ 9,702,002
2011	7,171,363
2012	586,046
2013	193,902
	$ 17,653,313

In 2009, four members entered into separation agreements with the Company. In connection with the separation agreements, the Company reclassified $ 14,314,890 of their capital interest to commission payable.

The following is a reconciliation from commission payable balance on the consolidated statement of financial condition to the commission payable used in the computation of net capital:

Commission Payable	$ 17,653,313
Cash collection of fees receivable not remitted to Consultants as of December 31, 2009	(52,000)
Commission payable used in the computation of net capital	$ 17,601,313

NOTE 6. COMMITMENTS

Bank Credit Line

As of December 23, 2009, CPE Partners has entered as guarantor to a line of credit in the amount of $2,000,000 with a bank, whereby members personally may borrow directly from the bank and CPE Partners will fully guaranty such borrowings. The borrowings are used to fund the borrowing members capital contributions and payments of overheads. The loan is fully collateralized by first priority perfected security interest in all present and future accounts receivable, inventory and personal property of CPE Partners. CPE Partners obligation to maintain this letter of credit continues through September 1, 2011. The principal amount owed by the designated borrowing members as of December 31, 2009 was $1,078,925.

Operating Leases

The Company has entered into non-cancelable operating leases for office facilities. Future minimum payments under the operating leases are as follows:

	Lease
2010	$ 1,136,762
2011	1,173,316
2012	800,979
2013	501,735
2014	474,495
Thereafter	1,480,423
	$ 5,567,710

Related rent expense was $963,655 for the year ended December 31, 2009 net of rental income of $78,000.

NOTE 7. RELATED PARTY TRANSACTION

CPE Partners and CPE LLP have entered into a service, agreement dated September 23, 2009 (the "Service Agreement") whereby an amount equal to 102% of the standard operating budget will be paid by CPE Partners to CPE LLP for the services provided by CPE LLP under the Service Agreement. The operating budget will be agreed for the year and revised by agreement between CPE LLP and CPE Partners from time to time during each year. The operating budget includes any agreed monthly drawings of members of CPE LLP and the cost of any benefits which CPE LLP agrees to provide to its members pursuant to the Service Agreement. During 2009, CPE Partners has incurred a charge of $3,906,848 for the services provided under the Service Agreement which is included in general and administrative expenses on the accompanying consolidated statement of income.

NOTE 8. NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of FINRA, CPE Partners is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC, which requires the maintenance of minimum net capital as defined. CPE Partners has elected to use the alternative method permitted by the Rule, which requires CPE Partners to maintain minimum net capital equal to $250,000. At December 31, 2009, CPE Partners had net capital of $1,294,929 which was $1,044,929 in excess of its requirement.

NOTE 9. CONCENTRATION

For the year ended December 31, 2009, three customers accounted for 64%, 20%, and 7%, for an aggregate of 91%, of fee income. Three customers accounted for 47%, 12% and 12%, for an aggregate of approximately 71%, of fee receivables at December 31, 2009.

NOTE 10. CONSOLIDATED SUBSIDIARIES

The following is a summary of the financial information of CPE (LTD):

Total assets	$ 506,341
Shareholder's capital	385,784

CPE (LTD) shareholder's capital is not included as capital for purposes of calculating CPE's net capital in accordance with SEC Uniform Net Capital Rule (Rule 15c3-1).

During 2009 CPE (LLP) incurred $1,030,586 in administrative expenses which are included in general and administrative expenses in the accompanying consolidated statement of income.

NOTE 11. EMPLOYEE BENEFIT PLAN

CPE Partners established a Profit Sharing Plan (the "Plan") under Section 401 (k) of the Internal Revenue Code in which all salaried employees may participate. Employees can make contributions to the Plan subject to certain limitations. There is no requirement for CPE Partners to contribute to the Plan. CPE Partners made a contribution of $54,656 for the year ended December 31, 2009.

NOTE 12. SUBSEQUENT EVENTS

CPE Partners made distributions and other payments to members of $2,401,295 subsequent to December 31, 2009.

SUPPLEMENTARY INFORMATION

C.P. EATON PARTNERS, LLC & SUBSIDIARIES
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Computation of Net Capital:	
Total consolidated member capital	$19,875,202
Deduct foreign subsidiary equity not allowable for net capital	(242,546)
Total members' capital qualified for net capital	19,632,656
Deductions and/or Charges:	
Nonallowable assets:	
Fees receivable, net of allowable portion of $17,601,313	17,029,565
Other assets	1,303,162
Fidelity Bond	5,000
Net Capital	$ 1,294,929
Required Net Capital	$ 250,000
Excess Net Capital	$ 1,044,929

No material differences existed between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA Filing.

C.P. EATON PARTNERS, LLC & SUBSIDIARIES
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

SUPPLEMENTARY REPORTS OF INDEPENDENT AUDITORS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSIONS RULE 17a-5

To the Members of
C.P. Eaton Partners, LLC:

In planning and performing our audit of the consolidated financial statements and supplementary information of C.P. Eaton Partners, LLC & Subsidiaries(the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Fulvio & Associates LLP

New York, New York
February 26, 2010

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENTAUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SECURITY AND EXCHANGE COMMISION RULE 17a-5

To the Members of
C.P. Eaton Partners, LLC:

In accordance with rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation assessments and payments of C.P. Eaton Partners, LLC. from January 1, 2009 to December 31, 2009. Our procedures were solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follow:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the unaudited Form X-17a-5 for the period April 1, 2009 to December 31, 2009, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustment; and
5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with auditing standards generally accepted in the United States of America, we do not express an opinion on the schedule referred to above. In connection with procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of C.P. Eaton Partners, LLC. taken as a whole.

Fulvio & Associates LLP

New York, New York
February 26, 2010

C.P. EATON PARTNERS, LLC
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS FROM JANUARY 1, 2009 TO DECEMBER 31, 2009

	Date Paid	Payments	Annual Assessment per Report
SIPC - 4 General Assessment	January 16, 2009	$ 150	$ 150
SIPC - 6 General Assessment	July 24, 2009	4,013	4,013
SIPC - 7T General Assessment Reconciliation - nine months ended December 31, 2009	February 23 ,2010	20,662	20,662
Total		$ 24,825	$ 24,825